7/11

05009560

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5078 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/11/05

FILE NO. 82-5078

(Excerpt translation)

THE 53RD
REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2005

(from April 1, 2004 to March 31, 2005)

ARIS
3-31-05

FUNAI ELECTRIC CO., LTD.

May 11, 2005
FUNAI ELECTRIC CO., LTD. [Outline]

SUMMARY OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2005

May 11, 2005
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Business year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)		Business year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)		Rate of increase or decrease from the previous business year
Net sales	¥383,034 million	100.0%	¥342,133 million	100.0%	12.0%
Operating income	¥33,348 million	8.7%	¥36,534 million	10.7%	(8.7%)
Ordinary income	¥36,616 million	9.6%	¥34,667 million	10.1%	5.6%
Net income	¥25,722 million	6.7%	¥26,280 million	7.7%	(2.1%)
Net income per share	¥719.61		¥744.13		

(Note) The Company has 13 consolidated subsidiaries and two equity method companies.

2. Non-consolidated operating results:

	Business year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)		Business year ended March 31, 2004 (From April 1, 2003 to March 31, 2004)		Rate of increase or decrease from the previous business year
Net sales	¥353,592 million	100.0%	¥304,189 million	100.0%	16.2%
Operating income	¥18,989 million	5.4%	¥20,253 million	6.7%	(6.2%)
Ordinary income	¥20,847 million	5.9%	¥16,995 million	5.6%	22.7%
Net income	¥12,004 million	3.4%	¥7,210 million	2.4%	66.5%
Net income per share	¥335.17		¥203.15		

May 11, 2005

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2005

Name of listed company:	FUNAI ELECTRIC CO., LTD.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839 (URL http://www.funai.jp/)
Location of head office:	Osaka
Representative:	Tetsuro Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of accounts:	May 11, 2005
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the business year ended March 31, 2005 (April 1, 2004 through March 31, 2005):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2005	Business year ended March 31, 2004
Net sales	¥383,034 million 12.0%	¥342,133 million 3.2%
Operating income	¥33,348 million (8.7%)	¥36,534 million 4.0%
Ordinary income	¥36,616 million 5.6%	¥34,667 million 2.4%
Net income	¥25,722 million (2.1%)	¥26,280 million 36.2%
Net income per share	¥719.61	¥744.13
Fully diluted earnings per share	¥716.95	¥741.52
Percentage of net income to stockholders' equity	15.9%	18.9%
Percentage of ordinary income to total capital	15.3%	16.5%
Percentage of ordinary income to net sales	9.6%	10.1%

(Notes)

	Business year ended March 31, 2005	Business year ended March 31, 2004
1) Gain on equity method investments:	¥204 million	¥269 million
2) Average number of shares during the business year (consolidated):	35,683,702 shares	35,249,894 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year.

(2) Consolidated financial condition:

	Business year ended March 31, 2005	Business year ended March 31, 2004
Total assets	¥255,326 million	¥223,191 million
Stockholders' equity	¥174,043 million	¥149,748 million
Ratio of stockholders' equity	68.2%	67.1%
Stockholders' equity per share	¥4,919.43	¥4,244.78

(Note) Number of shares outstanding at the end of the year (consolidated):
35,369,837 shares 35,266,462 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2005	Business year ended March 31, 2004
Cash flows from operating activities	¥22,018 million	¥36,538 million
Cash flows from investing activities	(¥32,508 million)	(¥9,497 million)
Cash flows from financing activities	(¥419 million)	¥1,727 million
Cash and cash equivalents at the end of year	¥101,156 million	¥113,606 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries: 13

Number of non-consolidated subsidiaries subject to the equity method: 0

Number of affiliated companies subject to the equity method: 2

(5) Changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion): 0
Consolidated subsidiaries (exclusion): 0
Companies subject to equity method (inclusion): 0
Companies subject to equity method (exclusion): 0

2. Forecast of consolidated operating results for the business year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

	Six-month period	Full-year period
Net sales	¥178,500 million	¥420,000 million
Ordinary income	¥16,900 million	¥37,700 million
Net income	¥11,700 million	¥26,400 million

(Reference) Forecast of net income per share (full-year period): ¥745.14

As for the prerequisites for the above forecast and other matters relating thereto, please refer to pages 12 and 13 hereof.

(1) STATE OF CORPORATE GROUP

The Group, which comprises the Company (Funai Electric Co., Ltd.) and its 25 related companies (22 subsidiaries and 3 affiliated companies), engages in the manufacture and sale of various electric appliances as a principal business, as well as other businesses pertaining thereto.

Effective from the business year under review, the business category of "information and communication equipment" is renamed to "information equipment". However, the renaming has no effect on the net sales by product category for the business years ended March 31, 2005 and March 31, 2004.

The following are its main products:

Audiovisual equipment:	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information equipment:	Printers, digital still cameras

The contents of business of the Company and its major related companies and their positioning in such business are as described below:

Contents of business	Main companies
Manufacture of audiovisual equipment and information equipment	The Company Chugoku Funai Electric Co., Ltd. Funai Electric (HK) Ltd. H.F.T. Industrial Ltd. Funai Electric (Malaysia) Sdn.Bhd. Funai (Thailand) Co., Ltd. Highsonic Industrial Ltd. PT. Display Devices Indonesia
Sale of audiovisual equipment and information equipment	The Company Funai Sales Co., Ltd. Funai Corporation, Inc. Funai Europe GmbH
Others • Manufacture and sale of electronic equipment related to receivers, etc. • After-sales service of electric appliances, etc.	 DX ANTENNA Co., Ltd. Funai Service Co., Ltd. and 13 other companies

The following is a chart of the aforementioned business of the Group:


Customers
(Domestic sales company)
Consolidated subsidiary (1 company)
Funai Sales Co., Ltd.
(Overseas sales companies)
Consolidated subsidiaries (2 companies)
Funai Corporation, Inc.
Funai Europe GmbH
The Company
(Domestic manufacturing company)
Consolidated subsidiary (1 company)
Chugoku Funai Electric Co., Ltd.
(Overseas manufacturing companies)
Consolidated subsidiaries (3 companies)
Funai Electric (HK) Ltd.
Funai Electric (Malaysia) Sdn. Bhd.
Funai (Thailand) Co., Ltd.
(Other related companies)
Consolidated subsidiaries (5 companies)
DX ANTENNA Co., Ltd. and 4 other compani
Non-consolidated subsidiaries (9 companies)
F.G.S. Co., Ltd. and 8 other companies
Affiliated company (1 company)
BW-Highsonic Industrial Limited
Consolidated subsidiary (1 company)
H.F.T. Industrial Ltd.
Affiliated companies subject to the equity method (2 companies)
Highsonic Industrial Ltd.
PT. Display Devices Indonesia
(Legend)
Supply of products
Supply of parts

(2) BUSINESS POLICY

1. Fundamental management policy

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Fundamental dividend policy

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. From the perspective of giving more attention to its shareholders in the future, the Company will implement its dividend policy, based on the dividend rate of 1% for stockholder's equity on a consolidated basis, while taking into consideration its operating results and business conditions.

In accordance with such policy, management plans to increase the year-end dividend per share for the business year under review by ¥30.00 from ¥20.00 for the previous business year to ¥50.00 (annual dividend per share: ¥50.00). As a result, the dividend rate for stockholder's equity will be 1%.

With regard to retained earnings, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

The Company, at the meeting of its Board of Directors held on November 10, 2004, resolved that the Company would acquire its own shares of common stock, not exceeding 1,000,000 shares, for not exceeding ¥14,000,000,000 to allow management to carry out capital policies with agility in response to changing business conditions. Accordingly, the Company acquired 700,000 shares of common stock for ¥8,864,348,000 by March 31, 2005.

3. Philosophy and policy on reduction in investment unit prices

The Company recognizes that the reduction in investment unit prices will be effective to expand the base of individual investors and help develop the active equity market.

The Company, while taking into consideration its operating results and stock movements, intends to study measures to increase the liquidity of its shares and maximize shareholder value. However, at present, no specific measures and timing therefor is determined.

4. Action assignments and the medium-term management strategy of the Company

In our electronics industry, rapid development from analog to digital creates new user needs, while it is required to deal with new technologies actively and respond speedily to severe competition, specifically from Chinese manufacturers assuming greater prominence, and rapidly changing consumer needs, among other things.

Under these environment, the Company has clarified the action assignments of the Group and took measures during the business year under review, as described below:

(1) Aggressive development of digital products and the strengthening of the system therefor

The Group, in cooperation with Mitsubishi Electric Corporation, broke into the market of DVD recorders based on its technology nurtured by the development of DVD players and their related products in March 2004. In April 2004, the Company commenced to manufacture digital still cameras in collaboration with Eastman Kodak Company of the United States and in December 2004, entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area. For the development of digital products in the future, it has become absolutely necessary to establish optical technologies and technologies related with software development and acquire elementary technologies. Hence, the Company has exerted its efforts to strengthen its system for development. In April 2004, the Company established Funai Electric Advanced Applied Technology Research Institute Inc. for the purpose of production technology research and development through the use of advanced materials and basic theory like nanotechnology. In January 2005, the Company entered into a comprehensive industry-university cooperation agreement on research and development of digital home electronic appliances with the University of Electro-Communications.

(2) Country risk aversion

90% or more of the products of the Group are manufactured in China and Malaysia and it has been one of the management challenges to avert country risk. Hence, the Company is expanding manufacturing large-size TVs and other audiovisual equipment at Funai (Thailand) Co., Ltd., a manufacturing subsidiary established in Thailand.

(3) Maintenance of competitiveness

Prices have continued to plunge as the Chinese manufacturers have gained power. To maintain competitiveness of the Group, it is necessary to promote internal production, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). With the progress of digitalization, product-life cycles have become shorter strikingly and in response, the Group has been building up a speedy system for development. In addition, it is another key issue to strengthen ties with leading distributors in globally dominating positions and OEM customers.

(4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an environment section at its head office and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. To follow its Dong Guan Plant (Guang Dong, China) that has acquired such approval, the Company acquired such approval for its Zhang Shan Plant (Guang Dong, China) in August 2004 and for its head office in December 2004. The Company plans to acquire the approval for its major business sites in and outside of Japan.

5. Fundamental philosophy on corporate governance and the implementation of measures therefor

(Fundamental philosophy on corporate governance)

The Company recognizes that top priority must be given to continued enhancement of its enterprise value, by enhancing transparency of management to its shareholders, consumers, trading partners, local communities, employees and other internal and external stakeholders, assuring the soundness and efficiency of management and speeding up decision-making in response to changes in business conditions.

(Implementation of measures for corporate governance)

(i) The Company has adopted a system of statutory auditors. The Board of Statutory Auditors currently has five members, one of which was appointed to increase their number at the General Meeting of Shareholders held in 2004, consisting of one full-time Statutory Auditor and four part-time Statutory Auditors.

(ii) The Company has adopted a system of executive officers for the purpose of allowing management to make decisions with agility and execute business swiftly since the business year ended March 31, 2003. As of March 31, 2005, the Company has ten Executive Officers.

(iii) The Board of Directors is convened once every month, in principle. At each meeting of the Board of Directors, matters submitted thereto are discussed and important reports are given, with the Statutory Auditors present thereat to monitor the execution of business by the Directors.

Additionally, the Company endeavors to secure the effectiveness of audits through the full-time Statutory Auditor's hearings of reports from the account auditors, hearings of operating activities from the Executive Officers and visits to its subsidiaries for inquiries.

(iv) The Company has established an Investment and Loan Committee, which considers the adequacy of each investment or loan project not submitted to the Board of Directors from the group-wide point of view to secure the soundness of management.

(v) To establish a system to enable management to respond to changes in business conditions with agility, the Company has fixed the term of office of each Director at one year. Four of the seven Directors are external directors.

(vi) To prepare accurate and comprehensive information required to be disclosed and unilaterally control and manage important matters determined or incurred by each division for the purpose of timely and adequate disclosure, has established a system under which the Executive Officer and General Manager of Administration is responsible for information control to prevent the leak of information and disclose information swiftly and accurately through its IR activities.

(vii) The Company has assigned an employee to its "Audit Office" as an internal audit system on a full-time basis, who, in collaboration with the full-time Statutory Auditor, audits execution of business through hearings of regular summaries of operating activities from each division and visits to its subsidiaries for inquiries.

The Company also collaborates with its account auditors from ChuoAoyama Audit Corporation through their visits to its important subsidiaries in and outside of Japan and the hearings of the results thereof and investigations of important matters.

(viii) State of accounting audits

Actual audits of accounts of the Company were conducted by certified public accountants Yoshiaki Ozawa and Shumei Osafune. Their assistants in accounting audits were four certified public accountants and eight assistant certified public accounts from ChuoAoyama Audit Corporation.

(ix) Details of remuneration paid to officers

Remuneration paid to Directors:	¥218 million
(Remuneration paid to external Directors:	¥29 million)
Remuneration paid to Statutory Auditors:	¥30 million
(Remuneration paid to external Statutory Auditors:	¥4 million)

(x) Details of audit fees

Fees for audit certificate services under the audit agreement:	¥30 million
Other fees:	¥0 million

(xi) The Company has no personal, capital or trading relationship or other conflict of interest with its four external Directors or two external Statutory Auditors.

(xii) For the purpose of more agile and flexible group management through swift decision-making in response to rapidly changing social conditions, the Company intends to shift to a "company adopting a committee system", subject to the resolution therefor at the Ordinary General Meeting of Shareholders to be held in June 2005.

6. Matters concerning the parent company

Not applicable.

(3) OPERATING RESULTS AND FINANCIAL CONDITION

1. Operating results

(1) Overview of operating results for the year ended March 31, 2005

During the business year under review, the global economy grew steadily due to economic expansion measures in the United States and an increase in actual demand in China, the factory of the world. The economy, which showed a sign of slow deceleration due to higher oil prices and the cooling-off policy in China, again turned up steadily toward the end of the business year.

The Japanese economy temporarily entered a phase of deceleration due to inventory adjustment in the high-tech industry, among others, and a slowdown in export shipments caused by the appreciation of the yen. However, capital investment is expanded due to the improvement of corporate earnings and private spending is increasing. Thus, the economy is expected to stop pausing and pick up again slowly.

In our electronics industry, demand for digital products, such as TVs mounted with thin flat display panels, expanded in line with special demand on the occasion of the Athens Olympic Games. However, due to price hikes of raw materials and a decline in prices of products arising from intensifying competition, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has commenced to manufacture DVD recorders, plasma TVs and digital still cameras to increase the line of digital products. On the other hand, sales of analog products, such as VCRs and combination TV/VCRs decreased due to the contraction of the market as a whole.

Consequently, consolidated net sales amounted to ¥383,034 million (up 12.0% from the previous business year). In terms of income, consolidated operating income and consolidated ordinary income amounted to ¥33,348 million (down 8.7%) and ¥36,616 million (up 5.6%), respectively. Consolidated net income amounted to ¥25,722 million (down 2.1%).

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following are sales by product.

Audiovisual equipment:

While prices of digital products, specifically, plunged, sales of DVD- related products to large distributors in North America increased. Sales of projectors and LCD TVs also increased. Thus, sales of digital products increased substantially. With regard to analog products, while sales of TVs increased, sales of VCRs and combination TV/VCRs decreased substantially due to the market contraction. Thus, net sales of audiovisual equipment amounted to ¥252,571 million (up 4.8% from the previous business year).

Information equipment:

During the business year under review, sales of ink-jet printers increased substantially due to increased orders for all-in-one (scanner/copier combination) ink-jet printers received from OEM customers. In addition, the Group newly entered the market of digital still cameras, which contributed a sales increase. As a result, net sales of information equipment amounted to ¥100,978 million (up 46.0% from the previous business year).

Others:

Net sales of others amounted to ¥29,484 million (down 8.1% from the previous business year) as electronic equipment related to receivers decreased due to intensifying competition.

(2) Outlook for the next business year

To forecast the business conditions during the next business year, the world economy is expected to remain unforeseeable due to inflation fears caused by an unchecked rise in oil prices and an economic downturn risk caused by decelerating private spending in the United States.

Product prices are expected to decline due to intensifying competition and prices of steel sheets and plastics are expected to hold stubbornly high. Under these difficult conditions, the Group intends to exert its efforts to expand sales of its digital products, including DVD players, DVD recorders and their related products and LCD TVs.

The Company also intends to utilize its well-established electromechanical technologies and its unique productivity improvement system, Funai Production System (FPS) and promote strategic tie-ups, to further improve efficiencies and increase earnings.

The "Consolidated Medium-Term Management Plan" publicized in November 2002 will expire at the end of the next business year. At present, it appears difficult to attain the target of ¥500.0 billion for consolidated net sales as prices of products, such as DVD players, have declined more sharply than estimated. The target of 8% or higher for consolidated operating income margin is expected to be attained by improving profitability by cost reduction.

The following is an outlook for the operating results for the year ending March 31, 2006:

Consolidated operating results

		Comparison with the previous business year
Net sales	¥420.0 billion	+ 9.7%
Operating income	¥36.0 billion	+ 8.0%
Ordinary income	¥37.7 billion	+ 3.0%
Net income	¥26.4 billion	+ 2.6%

Non-consolidated operating results

		Comparison with the previous business year
Net sales	¥384.0 billion	+ 8.6%
Operating income	¥22.0 billion	+15.9%
Ordinary income	¥22.6 billion	+ 8.4%
Net income	¥13.7 billion	+14.1%

In the outlook for the operating results, the exchange rate is estimated at $1=¥105.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

2. Financial condition

In terms of cash flows on a consolidated basis for the business year under review, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities resulted in receipts of ¥22,018 million, payments of ¥32,508 million and payments of ¥419 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥101,156 million.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2001 (from July 1, 2000 to March 31, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
Ratio of stockholders' equity (%):	67.6	65.4	65.3	67.1	68.2
Ratio of stockholders' equity on a market value basis (%):	213.6	257.1	232.4	238.6	183.1
Years for debt redemption (year):	4.1	0.5	0.2	0.3	0.5
Interest coverage ratio:	3.2	39.3	84.9	128.9	63.8

Ratio of stockholders' equity: Stockholders' equity/Total assets

Ratio of stockholders' equity on a market value basis: Aggregate market value of listed stock/Total assets

Years for debt redemption: Interest-bearing debt/Cash provided by operating

Interest coverage ratio:	Cash provided by operating activities/Interest payments

* Each of the indices is calculated based on financial data on a consolidated basis.

* The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares outstanding at the end of each business year.

* As cash provided by operating activities, cash flows from operating activities in the consolidated statement of cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet. As interest payments, interest paid in the consolidated statement of cash flows is used.

3. Risk factors in business

The major risks that may affect the financial position and operating results of the Group are described below.

The future factors contained herein are envisioned by the Company as of the end of the business year under review.

(1) Management policy of the Group

The Group has adopted a policy of providing quality and reasonably-priced products to consumers based on its manufacturing and marketing systems in optimal places on a global scale and engages in manufacture and sale of its major products, covering audiovisual equipment (DVD-related products, VCRs, combination TV/VCRs, TVs, etc.), information equipment (printers and digital still cameras) and others (electronic equipment related to receivers, etc.).

These product categories are diffused in comparatively high rates and price competition is intense. Additionally, the digital product categories face severe competition for development of new technologies and functions, which may affect the operating results of the Group. Hence, the Group is required to respond on a technological front and improve productivity simultaneously and is actually implementing the following policies and measures:

(i) Product pricing policy

Basically, the Group targets consumer needs of additional purchases for personal use and considers it necessary to materialize reasonable prices. Hence, the Group is further promoting the establishment of its manufacturing system in optimal places and its unique productivity improvement system, Funai Production System (FPS) and endeavoring to reduce costs by centralized purchases of parts, etc.

However, as competition in the electronics industry is intensifying and prices of parts and materials are rising, the Group must continue further cost reduction efforts.

(ii) Product supply by OEM (original equipment manufacturing)

The Group has exerted its efforts to enter into tie-ups with overseas distributors and electronic equipment manufacturers, principally. The rate of product supply by OEM amounted to 50% for the business year under review.

The OEM strategy enables the Group to increase the market share efficiently and improve productivity by volume efficiency, while it may cause any unexpected change as marketing strategies are left to counterparties. In addition, the terms of individual OEM agreements tend to be relatively short. Hence, we must act to find out about the needs of counterparties accurately.

(iii) Response to new technologies

The electronics industry has experienced rapid digitalization on a global scale and market needs tend to be diversifying.

To address these challenges, the Group must accelerate developing new products in terms of quality, quantity and speed by improving technologies in the digital area, specifically, which will be the base of its operations in the future, and through business tie-ups, which include M&A as a possible option.

(2) Impact of overseas market conditions

(i) Dependence on the North American market

Net sales of the Group principally derive from overseas markets. Specifically, the Group depends greatly on the North American market, which accounted for 70.0% of net sales of the Group for the business year under review.

Hence, if the economy in North America goes into a major recession, operating results of the Group may be affected.

(ii) Dependence on plants in China

The Group has integrated its manufacturing sites in optimal places and made purchases in large quantities and en masse to enhance the price competitiveness of its products. Its manufacturing sites are located in China, Malaysia and Thailand and its overseas manufacturing rate was 99.4% for the business year under review; its manufacturing rate in China was 79.2%. In the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in any of the countries where its manufacturing sites are located, operating results of the Group may be affected.

(iii) Risk of fluctuations of foreign exchanges

The Group determines production sites for its main products based on its policy on manufacturing and marketing systems in optimal places on a global scale. Accordingly, VCRs, DVD-related products, LCD TVs and printers are manufactured by Funai Electric (HK) Ltd. and TVs and combination TV/VCRs are manufactured mainly by Funai Electric (Malaysia) Sdn. Bhd. and Funai (Thailand) Co., Ltd.

With regard to marketing, the Company imports these products from its relevant overseas manufacturing subsidiaries, exports them to the North American and other overseas markets through its overseas marketing subsidiaries or by direct sales to OEM customers and markets them in Japan through its marketing subsidiaries.

The rate of purchases from the above three overseas manufacturing subsidiaries to aggregate purchases accounted for 95.0% for the business year under review and the rate of overseas net sales to aggregate net sales accounted for 98/8% for the same period. Most of such purchases and sales were made in the U.S. dollar. Hence, risks relating to the deterioration of price competitiveness involved in fluctuations of foreign exchanges are considered to be reduced.

However, risks of fluctuations of foreign exchanges cannot be eliminated completely: the appreciation of the yen may have a negative effect on the incomes of the Company while the depreciation of the yen may have a favorable effect on the incomes of the Company.

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Business year ended March 31, 2005 (as of March 31, 2005)	Business year ended March 31, 2004 (as of March 31, 2004)	Increase or decrease
ASSETS:			
Current assets:	180,851	176,085	4,765
Cash and deposits	101,846	114,439	
Trade notes and trade accounts receivable	45,520	34,599	
Inventories	27,303	19,147	
Deferred tax assets	2,990	3,569	
Others	3,995	5,518	
Allowance for doubtful receivables	(804)	(1,188)	
Fixed assets:	74,474	47,105	27,368
Tangible fixed assets:	22,406	14,800	7,606
Buildings and structures	6,494	5,062	
Machinery, equipment and motor vehicles	5,535	2,124	
Tools, furniture and fixtures	5,266	4,206	
Lands	5,102	3,398	
Others	7	8	
Intangible fixed assets	7,932	1,115	6,816
Patent	7,057	-	
Others	874	1,115	
Investments and other assets:	44,136	31,189	12,946
Investment securities	41,282	28,308	
Long-term loans receivable	498	315	
Deferred tax assets	422	45	
Others	2,442	3,151	
Allowance for doubtful receivables	(509)	(631)	
TOTAL ASSETS	255,326	223,191	32,134

(million yen)

	Business year ended March 31, 2005 (as of March 31, 2005)	Business year ended March 31, 2004 (as of March 31, 2004)	Increase or decrease
LIABILITIES:			
Current liabilities:	68,098	59,450	8,648
Trade notes and trade accounts payable	38,639	37,400	
Short-term loans payable	4,011	5,181	
Accounts payable	13,277	13,252	
Accrued corporate taxes, etc.	8,746	534	
Deferred tax liabilities	5	4	
Reserve for products guarantee	275	211	
Other current liabilities	3,143	2,863	
Long-term liabilities:	12,939	13,795	(855)
Long-term loans payable	6,041	6,491	
Deferred tax liabilities	682	1,097	
Reserve for retirement benefits	4,855	4,634	
Allowance for officers' retirement gratuities	926	923	
Other long-term liabilities	434	648	
TOTAL LIABILITIES	81,038	73,245	7,792
Minority interests:			
Minority interests	243	197	46
STOCKHOLDERS' EQUITY:			
Common stock	31,118	30,940	
Additional paid-in capital	33,083	32,466	
Retained earnings	125,246	100,278	
Revaluation difference of other securities	5,410	5,293	
Foreign exchange translation adjustment	(11,943)	(9,220)	
Treasury stock	(8,872)	(10,010)	
TOTAL STOCKHOLDERS' EQUITY	174,043	149,748	24,295
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	255,326	223,191	32,134

CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or decrease
Net sales	383,034	342,133	40,900
Cost of sales	305,165	266,261	38,904
Selling, general and administrative expenses	44,521	39,338	5,182
Operating income	**33,348**	**36,534**	**(3,186)**
Non-operating income:			
Interest income	1,549	1,190	
Gain from equity method investments	204	269	
Foreign exchange gain	1,134	-	
Other income	948	688	
Non-operating income	3,836	2,148	1,688
Non-operating expenses:			
Interest expenses	352	272	
Foreign exchange loss	-	3,123	
Other expenses	215	618	
Non-operating expenses	568	4,015	(3,446)
Ordinary income	**36,616**	**34,667**	**1,949**
Special income:			
Income from sales of fixed assets	734	21	
Income from transfer back from allowance for doubtful receivables	33	263	
Other special income	493	182	
Special income	1,262	468	794
Special loss:			
Loss from disposition of fixed assets	198	143	
Valuation loss of investment securities	1,061	39	
Valuation loss of inventories	786	12	
Loss from liquidation of related company	-	574	
Other special loss	515	476	
Special loss	2,562	1,245	1,316
Income before income taxes, etc.	35,316	33,889	1,426
Corporate, inhabitant and enterprise taxes	9,844	2,965	
Adjustment to corporate taxes, etc.	(305)	4,569	
Minority interests	53	75	
Net income for the year	**25,722**	**26,280**	**(557)**

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
(Additional paid-in capital)		
Balance of additional paid-in capital at beginning of the year	32,466	32,332
Increase in additional paid-in capital	616	134
Issue of new shares upon exercise of stock acquisition rights	178	134
Gain on disposition of treasury stock	438	-
Balance of additional paid-in capital at end of the year	33,083	32,466
(Retained earnings)		
Balance of retained earnings at beginning of the year	100,278	74,771
Increase in retained earnings	25,722	26,280
Net income	25,722	26,280
Decrease in retained earnings	754	773
Cash dividends	705	705
Officers' bonuses	49	67
Balance of retained earnings at end of the year	125,246	100,278

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or decrease
I. Cash flows from operating activities			
Net income before income taxes, etc.	35,316	33,889	1,426
Depreciation	7,008	5,673	1,335
Increase (decrease) in allowance for doubtful receivables	(494)	(685)	190
Increase (decrease) in reserve for retirement benefits	221	364	(142)
Interest and dividend income	(1,669)	(1,220)	(449)
Interest expense	352	272	80
(Gain) loss from equity method investments	(204)	(269)	64
Valuation loss of inventories	786	12	774
(Gain) loss from sale of tangible fixed assets	(695)	41	(736)
Valuation loss of investment securities	1,061	39	1,022
(Increase) decrease in trade accounts receivable	(11,543)	(3,093)	(8,449)
(Increase) decrease in inventories	(9,591)	(597)	(8,993)
Increase (decrease) in trade accounts payable	2,338	10,774	(8,436)
Others	(3,194)	(1,069)	(2,125)
Subtotal	19,692	44,130	(24,437)
Interest and dividends received	1,619	1,209	410
Interest paid	(345)	(283)	(61)
Income taxes refunded (paid)	1,051	(8,517)	9,569
Cash flows from operating activities	22,018	36,538	(14,519)
II. Cash flows from investing activities			
Placing of time deposits	-	(173)	173
Withdrawal of time deposits	141	559	(418)
Sale of securities	312	686	(374)
Acquisition of tangible fixed assets	(15,142)	(7,659)	(7,482)
Sale of tangible fixed assets	1,080	385	694
Acquisition of intangible fixed assets	(5,268)	(232)	(5,036)
Acquisition of investment securities	(14,278)	(4,228)	(10,049)
Sale of investment securities	355	139	215
Making of loans	(260)	(24)	(236)
Collection of loans	72	2,429	(2,356)
Others	480	(1,379)	1,859
Cash flows from investing activities	(32,508)	(9,497)	(23,010)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	(844)	3,669	(4,513)
Repayment of long-term loans payable	(794)	(725)	(69)
Proceeds from issuance of shares	356	269	87
Acquisition of its own shares	(8,871)	(756)	(8,114)
Sale of its own shares	10,448	-	10,448
Cash dividends paid	(705)	(705)	0
Others	(9)	(23)	13
Cash flows from financing activities	(419)	1,727	(2,147)

	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Business year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Increase or decrease
IV. Translation gain/loss related to cash and cash equivalents	(1,541)	(7,160)	5,618
V. Net increase (decrease) in cash and cash equivalents	(12,450)	21,608	(34,058)
VI. Cash and cash equivalents at beginning of the year	113,606	91,998	21,608
VII. Cash and cash equivalents at end of the year	101,156	113,606	(12,450)

(Translation omitted hereinafter)

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